Filed by Columbus Circle Capital Corp. I

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Columbus Circle Capital Corp. I

Commission File No.: 001-42653

Date: June 27, 2025

On June 27, 2025, Anthony Pompliano, the Chief Executive Officer of ProCap BTC, LLC and ProCap Financial, Inc., which are parties to a previously disclosed Business Combination Agreement, dated as of June 23, 2025, with Columbus Circle Capital Corp. I and ProCap Financial, Inc., among other parties, was interviewed on Fox Business. The transcript is below:

[Speaker 1]: Welcome back to the second hour of the big money show. I’m Jackie D’Angeles along with my sensational, woo, cohost

[Speaker 2]: for Friday.

[Speaker 3]: Nice work.

[Speaker 1]: Joining us for the hour, Professional Capital Management founder and CEO, Pompliano. It’s great to have you with us. So the president just wrapping a marathon press conference last hour, and it’s been a heck of the week for the White House.

[Speaker 1]: Peace deals, trade deals, a possible tax deal to come all capped off by a big victory at the Supreme Court, and markets are ripping. Looks like we might have just come off those session highs, but still pretty high.

[Speaker 1]: The S and P 500 and Nasdaq are at all time highs. Wall Street isn’t just optimistic. It is ecstatic. And so we spent nearly an hour listening to the president answer questions not only on the Supreme Court decisions today, but also about the big beautiful bill, Jerome Powell, the economy, foreign policy.

[Speaker 1]: He is on a hot winning streak. And you know what? Even the tone in that room from journalists that were question questioning him was totally different than it was in his first term. Having said that, these markets are on fire, and everybody wants to know how they can keep marching higher.

[Speaker 1]: What is particularly fueling us do you think today? Is it optimism, for example, on this China trade deal? Is it a little bit of everything? Is it that, markets think the Fed might finally do something with interest rates?

[Speaker 1]: Where are

[Speaker 2]: we?

[Pomp]: Well, I think 1 of the key things is, Warren Buffett’s got this famous quote. He says that markets are voting machines in the short term. They’re weighing machines in the long term. And what people got in April was they got very scared. And they were scared because of all of the fear mongering that was going on.

[Pomp]: We were getting predictions of recessions and depressions and Black Fridays and all that stuff. But what ended up being true is none of that. Instead, we look and we say artificial intelligence is a very real technology that is driving more revenue, more productivity, and it’s cutting costs.

[Pomp]: That’s good for both the stock market and for those businesses. We have new technologies like Bitcoin. We have things in space. We have all this innovation that’s happening. On top of that, we’re starting to see that the government is figuring out ways.

[Pomp]: Social security handouts are actually cut down in the month of May. You’re starting to see that tax revenues coming up from terrorists. Like, all these little data points are leading up to this big economic boom. And so what I think now you’re realizing is that a bunch of people, once you hit a new all time high, there is a lot of research that suggests if you buy the all time high, that is the best day to buy because of the momentum trade, and stocks are almost always up higher over a 3, 6, 9, and 12 month period.

[Speaker 1]: I know, but it still feels scary to be able to do it. But, Taylor, you’re always pointing out the stats. What’s interesting and stand out to you today?

[Speaker 2]: Yes. Okay. So I have some good stats, and it echoes similar to what Lou Vasenise was saying about how, he said what he’s unabashedly, like, bullish Oh.

[Speaker 2]: For the second half of the year. A lot on earnings, right, and the lack of tariff fears. UBS is the same. They go to their year end price target to 6,200, next year, 6,500 on the and P.

[Speaker 2]: Because wait for it, they actually think earnings are going to grow. Look at 6% growth. Remember, we just came off the first quarter where earnings were up, like, 13% year over year.

[Speaker 2]: So the fundamentals look really good, and it is backed by the big beautiful bill. When you cut corporate taxes, corporations have the ability to invest, to boost profits. That means I’m investing in you as my employee.

[Speaker 2]: Wages go up. I’m investing in a new factory that you can a 100%, write off now in the first year, all of that good stuff. I had another stat that fascinating.

[Speaker 2]: I just read a note that said that this supreme court ruling that we just got is a market’s positive, and I wasn’t expecting to hear someone tie those in together. They said this largely ends nationwide injunctions, and it’s a positive because it provides more certainty that presidential action or new laws will take effect without endless court interference and delay.

[Speaker 2]: It is entirely unsurprising. It strengthens presidential and congressional authority, but it doesn’t degrade judicial review or authority. So markets may be, according to 1 person, thinking, this is good.

[Speaker 2]: I don’t now have the constant interference and the constant delay. We can get back down to business.

[Speaker 3]: You know, that’s exactly what the president said. Literally, what he said is it’s constitutional because it restores rightful power to congress and the executive. It doesn’t diminish the judicial branch.

[Speaker 3]: It puts it back in its lane. I I agree with that note, less so because of, you know, whether the efficacy of of laws and all that. But but you look at the issues on the table, you look at big beautiful bill, you look at tax cuts, and you look at the president in that press conference today and the command he had on that stage, and and I liked it when they asked him about Ron Johnson.

[Speaker 3]: Okay. So Ron Johnson, senator Johnson, 1 of the guys, probably a little bit of a hurdle in terms of getting the bill passed, and what did the president say? I love Ron Johnson. He’s a great guy.

[Speaker 3]: Now they said he doesn’t think the deadline’s gonna work. He said, well, maybe he’s not as quite as great of the guys I just said. But my point is, he he is such a command of the party. He has such an influence in the party.

[Speaker 3]: These judicial wins all across the GOP are viewed as huge wins that could only have happened because the Trump administration fought it all the way to the top.

[Speaker 3]: So right now, the president plays a very strong hand, and I think that’s gonna help him both in the senate with the holdouts on this bill, in the house with the inevitable holdouts once they see the senate bill, and they may not hit July 4, whatever.

[Speaker 3]: They’re going to hit a soon enough deadline with a bill that’s gonna get accomplished what the president said.

[Speaker 4]: You you mentioned last hour when the president was Yep. Getting ready to leave, and he said, should I leave, or what did he say? Take more should I stay and take some more

[Speaker 3]: You tell me when it stops being interesting. More.

[Speaker 2]: Yeah. I

[Speaker 3]: know. It’s great. On

[Speaker 4]: the flip side of that, though, so much of the press corps, not just in Washington, but in general, they are so lazy, intellectually lazy.

[Speaker 4]: That’s how we got all of these made up hoax scandals, just total fiction. Everybody for the last 50 some odd years wanted to be Woodward or Bernstein, but they’re not willing to do the actual work.

[Speaker 4]: Nobody was curious about Joe Biden who was shuffling around like our great grandfather, but they weren’t investigating what was really going on in the White House or Hunter no.

[Speaker 4]: Hunter Biden? Nobody wanted to be on the Hunter Biden beat hanging out in strip clubs, talking to dancers and drug dealers. Nobody was interested in that, intellectually curious about any of those stories.

[Speaker 4]: So what they do is the reason they love president Trump speaking is because he actually says what he means and shoots from the hip.

[Speaker 4]: And so they sit there and they take notes. They take notes, oh, and they gin up Outrage. Right. About what he says. Can you And they just they just create drama where there isn’t any.

[Speaker 4]: Answer your question. I can can connect it to the markets. The dollar falling. The dollar’s down, what, 10% year to date. And I will quote Mike Cantrawitz, chief investment strategist at Piper Sandler.

[Speaker 4]: I’m old enough, meaning I remember last year when a democrat was in the White House, my words. I’m old enough to remember when a weaker US dollar was perceived as a bullish tailwind for multinational stocks, especially recall the giant EPS hit Yep.

[Speaker 4]: That companies like Amazon took from negative currency translation at the end of last year. And why are the so, again, they’re gonna talk about the dollar and how the world is coming to an end because of Trump’s trade war and his tariffs rather than talking about how that is bullish for multinationals and it is bearish for European companies because they have a reverse translation, currency translation if they’re doing business in The US.

[Speaker 4]: They’re a bunch of bozos.

[Speaker 1]: I just wanna make 1 point. I agree with you. He serves it up to them on a platter, and they definitely are lazy. And they may go gin up stories about the dollar, or tariffs, or try to make him look bad.

[Speaker 1]: But it was interesting to me, I go back to the tone in that room. Not just his tone is different this time around. The journalist tone this time is much more deferential. That last journalist were second to last, whatever it was, was, you know, saying how refreshing it is that he does briefings and is is changing, the White House once again for the better.

[Speaker 1]: You know, they used to come in there and attack him, like Charlie brought up yesterday, Jim Acosta would. And so you see when he’s on this win streak, and they asked him some tough questions, but it was done in just a much, much different way.

[Speaker 1]: I don’t know who wants to respond to that.

[Speaker 3]: Well, he’s, you know, he’s changed the population of people in that room too, and and some would maybe a cynical would say, well, these friendly media, you know, the person maybe asked that question is friendly media.

[Speaker 1]: Oh, the usual suspects are off.

[Speaker 3]: Yeah. But that’s what I’m that’s what I’m saying is, like, the the usual suspects are there. And, by the way, there were some interesting questions asked by those new members of the media, like the the the woman who asked, how does these rulings affect your agenda and how does that affect families?

[Pomp]: Mhmm.

[Speaker 3]: Now you could say, well, is that a pandering question? I actually think it’s an interesting question. Because the supreme court has put the judiciary branch back in its box, how does that affect public life in America?

[Speaker 3]: And I think in some significant ways. So I think it’s actually a great question if you’re not 1 of the cynical establishment media who is there maybe to be lazy, maybe to spin tales, or maybe just to fight some ideological battle.

[Speaker 1]: Because they’re not just taking him to court on immigration issues. They’re taking him to court on everything. And so she was trying to broaden and out and say, this no universal rulings has an impact on all of your agenda.

[Speaker 4]: Yes. Are not they are unelected judges. They’re not part of the legislative branch. Speaking of which, I I just wanna note because I have a tendency to be negative, but there is a break appears to be a breakthrough on the state and local tax deduction.

[Speaker 4]: Uh-huh. That secretary Bessent and Mark Wayne Mullen, the senator who’s kind of the house whisperer, they have come up with some sort of deal. Let’s see if everybody over in the house likes it, but it looks like it is the $40,000 cap for 5 years, and then it reverts back to the $10,000 cap after that.

[Speaker 4]: This is according to Punch Bowl News and Laura Wife. But this is all just about getting the deal done. To quote Larry Kudlow, it’ll happen. It just takes some work.

[Speaker 3]: That’s interesting. Okay.

[Speaker 2]: Nike. Alright. I do it because it is powering your Dow Jones, Jackie. Nike up 15 and a half percent. Any Nike fans? Well, Brian, we know you wear this.

[Speaker 2]: Classic. Still have some.

[Speaker 3]: Do. Love them.

[Speaker 2]: Of course. Really? Of course?

[Pomp]: Of course.

[Speaker 2]: Okay. So I’m surprised by this because they’re in the middle of a massive turnaround because they have not been the choice for many people for many years, but actually the market turnaround is because they think that they finally hit an inflection point.

[Speaker 2]: They did say that they’re gonna take about a billion dollar hit from the tariffs, but the hit is behind them, and this is a new path going forward. They are expecting sales and profit declines going forward.

[Speaker 2]: But, again, if the worst is behind us, this is coming, though, that needs to get back to innovating. They had stopped innovating, coming up with awesome, cool new styles. My sneaker heads can speak on that more than I could, but that was the read on the stock.

[Speaker 2]: Like, where’s, like, the cool new thing? Where’s the innovation?

[Speaker 3]: They were they were living off the fumes of old designs Mhmm. Like designs from 1986.

[Speaker 4]: It’s not just the designs either. It’s their innovation in lack of athletic shoes.

[Speaker 1]: I agree.

[Speaker 4]: That the innovation now that people gravitate to, like the

[Speaker 3]: the

[Speaker 4]: the On. On clouds? The on clouds. The Brooks are hugely popular. That chart, you said it can’t get any worse from here.

[Speaker 4]: It looks like short covering. Like, you know, it’s hit rock bottom. We’re just gonna we’re gonna cover our short

[Speaker 3]: end selling straight through on Amazon now too. Right? Mhmm.

[Speaker 2]: That been a huge issue. Do they do wholesale? Do they do direct to consumer? Do they go through their retail partners?

[Speaker 3]: So they’re really shaking that up.

[Speaker 1]: I stopped wearing the Nikes because of the actual technology issue for working out. Though, at least the ones I had, I felt didn’t give me enough support. And then, Taylor, I’ve mentioned this to you before that I also just think they’re really expensive for a shoe that’s not gonna support you if you’re trying to work out.

[Speaker 1]: So Nike, work on that. Coming up. Panic on Park Avenue. New York City businesses are in full blown meltdown mode over Zohran, mom Domhni’s nomination for mayor, and it’s setting up the Big Apple for a battle between the city’s economic engine and its radical progressive rebellion.

[Speaker 1]: That’s next.

[Speaker 5]: This communist from New York someday gets elected. I can’t believe that’s happening. That’s a terrible thing for our country, by the way. He’s a communist. We’re gonna go to a communistic that’s so bad for New York, but the rest of the country’s revolting against it.

[Speaker 5]: But, if somebody got elected, they’re afraid that if this was taken off, well, we’re gonna guarantee it’s never gonna be taken off.

[Speaker 3]: Government run grocery stores makes you think of the Soviet Union. Right? But that’s a foundational proposal for Zoran Mamdani, the rising democrat star who just secured the nomination for New York mayor.

[Speaker 3]: Madison Alworth joins us from a supermarket, non government run, I think, in New York City. Madison, what are the grocery store owners saying?

[Speaker 6]: Hey, Brian. Yeah. Of course, this is an independently owned grocery store, and we’re able to talk to the owner here. He says they might have to move or close-up shop if Mamdani wins.

[Speaker 6]: And that’s because, as you said, he is promising to open up city run grocery stores. They wouldn’t have to pay rent. They wouldn’t have to pay property taxes, and they would be funded instead by raising taxes on corporations and high income earners.

[Speaker 6]: Supporters of this move say this will help bring the cost of food down in New York City, which has seen prices increase by over 25% since 2019.

[Speaker 6]: But grocers say no. That will not help the problem. They are not charging more artificially to take home more money. In fact, profit margins in 2023 were just 1.6%.

[Speaker 6]: But under Mamdani, the city would be more concerned with wealth distribution than business viability.

[Speaker 4]: Do you like capitalism?

[Speaker 7]: No. I I I have many critiques of capitalism, and I think ultimately the definition for me of why I call myself a democratic socialist is the words of doctor King decades ago. He said, call it democracy or call it democratic socialism.

[Speaker 7]: There must be a better distribution of wealth, all of God’s children in this country.

[Speaker 6]: And that’s why some business owners are saying that if he gets the seat of mayor, it might make sense to close down because they can’t understand business viability under Mamdani as mayor.

[Speaker 6]: Take a listen.

[Speaker 8]: You can’t compete with city hall. You can’t compete with, city opening up its own supermarkets and giving it away. I mean, what I’ve said the other day, not even Moscow does that.

[Speaker 6]: So, Brian, government controlled or not, this plan does not address 1 of the issues that has made prices go up and has forced some stores to close, which is crime.

[Speaker 6]: Rampant crime and shoplifting has been a major issue for pricing and store viability here in New York. Brian?

[Speaker 3]: Yeah. I’d be curious to see what kind of security they had at those government run grocery stores. Maybe we shall see. I hope not. Madison Allworth thinks that report. Good stuff. Anthony, you’re a very influential guy online.

[Speaker 3]: Apparently, mom Donnie is a very influential guy online. So you know something about this. What makes him so appealing, and do you think more voters are going to see beneath the surface of whatever it is he’s selling right now?

[Pomp]: I think there’s 2 things at play here. First of all, we should thank this guy. This guy is gonna be incredibly influential in waking up New York City and the rest of the country at the threat that stands at the door, which is this country was built on capitalism, and if we allow socialists and communists who are openly cheering on this stupidity to step into positions of power of influence and implement these policies, it will destroy not only New York City, but also other parts of the country.

[Pomp]: And look, if we go and look at every single city where we put socialist policies in place, they have failed. Yeah. And it has taken strong leadership to step in there. And so I always say that it is a sign of a weak leader to promise free things.

[Pomp]: It does not take a lot to promise to give away things. Instead, it does, a strong leader requires the ability to come in and say, what is the root problem that is at play here? So if affordability is a problem in New York City, which it is, and we should recognize that, then how do we solve that?

[Pomp]: You don’t solve it by giving away more free things and making it less and less affordable for everyone. Instead, what you do is you get to the root problem, you solve that issue. The other thing that I think that he’s doing, which I think is really important, is that you basically have a whole era of politicians.

[Pomp]: They are failed theater children. And when I heard somebody say this online, I said, man, this makes so much sense. You basically have a guy who is basically a failed rapper, a failed actor, and now he’s gonna go and he’s gonna say, where can I grab attention and what can I do And so by going and putting TikTok videos and Instagram videos, and going and he walked across Manhattan the other day?

[Pomp]: And guess who he was sharing these policies with? People who have no clue what he’s talking about. Right. He’s walking up and down the street saying, I’m gonna give you free things. Well, if he wants to go and debate economic policy, why doesn’t he sit down with people who are experts in economics?

[Pomp]: Go sit down with business people. Go talk to those individuals and see what they have to say. And my guess is that he is going to run a campaign that completely hides from any sort of actual intelligent debate because he’ll get the floor wiped with him because these policies Yeah.

[Pomp]: They’re so stupid. They’ve been so disproven over the years. The only way that you can actually go and attract attention

[Speaker 3]: Yeah.

[Pomp]: Is to put it in places where the people that are your audience don’t understand what you’re talking about, and that’s his entire campaign policy.

[Speaker 3]: So he you mentioned, you know, people in New York waking up as a result of this. Now, Mamdani says, hey. No. You you all say that people are gonna flee New York if I win. He says, no.

[Speaker 3]: They’re not gonna flee New York. This is him on CNN Watch.

[Speaker 7]: So what it then comes down to is why are they leaving? Is it fiscal policy, or is it actually quality of life? And I’ve heard that time and again from welfare New Yorkers, from all New Yorkers.

[Speaker 1]: So it’s talk. This they’re gonna go to Florida and all you you think is talk.

[Speaker 7]: In 2021, when I came to the state assembly, we had the same fight to fund public schools to raise tax on billionaires and corporations. We were told millionaires would flee Yep. And we now have more millionaires.

[Speaker 3]: Oh. So, Jackie, we are gonna have more millionaires.

[Speaker 1]: Really? Because If he wins. What happened to the $14,000,000,000 in tax revenue that did flee the city? He’s wrong. This is part of his agenda. He’s talking his political book.

[Speaker 1]: Anthony, I agree with everything that you said, except I’m not willing to thank him for anything. I’m scared of the, demographics of the city, the same people who keep voting AOC in in her district.

[Speaker 1]: There has been a big shift in ideology here, and I think he’s a thousand percent wrong. People who don’t agree with the policies as he slowly destroys the city even more than it’s been destroyed, they absolutely will leave because of quality of life and because of fiscal policy because they can’t survive here.

[Speaker 1]: He’s actually gonna take an affordability crisis and make it a 100 times worse by trying to give everything to everyone for free. President Trump was talking about the 3 major programs in this country, Medicare, Medicaid, and Social Security.

[Speaker 1]: And he said the Democrats will ultimately destroy them because they just wanna keep spending and spending and spending and spending. They’ll spend to the point where there is nothing left for anybody to give anymore, and that’s what he will do exactly to this state.

[Pomp]: Run out

[Speaker 3]: of other people’s money. Pretty much. Degan.

[Speaker 4]: The you said that they he should talk to business or, you know, if he really talk to business owners. He doesn’t need to talk to the c major CEOs in New York because he knows that people like Jamie Diamond and the CEOs who run the biggest banks and biggest financial firms that who refuse to move their companies out of this sewage lagoon, that they are here and he’s got them.

[Speaker 4]: And they will continue to bottle feed him and all of these dangerous leftists. JPMorgan has a $3,000,000,000 tower that’s opening up down the street from here later later this year.

[Speaker 4]: It’s been under construction for god knows how long. But it is almost sadistic what these CEOs do to people by essentially forcing them to work here and live here because it is a financial burden, but the last it’s less it’s certainly a lot safer in the last couple years under mayor Eric Adams, but it was wildly dangerous.

[Speaker 1]: It’s sad.

[Speaker 4]: Particularly those of us who had come to work during COVID with people riding in the streets and people jumping on the cars and you had to run for cover just trying to get to work.

[Speaker 4]: But so, again, when a CEO makes a choice to dig in and stay, you’re sending a loud and clear message to the to the employees that they don’t really give a flying damn about your health and safety and so and financial welfare.

[Speaker 3]: Taylor, bring us home here.

[Speaker 2]: Yeah. Just quickly, the Washington Post had a great op ed saying that with so many proposals from America’s far left, the trade offs that this guy recommends hurts the people they are supposed to help. The massive minimum wage increase depresses low skilled employment.

[Speaker 2]: Rent freeze reduces housing supply and decreases quality. Cutting bus fares, a road service. Grocery businesses operate on thin margins, and so plan for city run stores leads to fewer options, poor service, and shortages because privately run stores would rather close than try to compete with a city subsidized shop.

[Speaker 2]: So he’s hurting the people he claims to help.

[Speaker 3]: Socialism makes everything

[Speaker 2]: Worse.

[Speaker 3]: Worse. Coming up, the president’s message is clear. It’s time for congress to deliver on tax cuts. His deadline’s only a week away. We’ll bring you the latest when we return.

[Speaker 2]: It is the July 4 deadline to you if it’s important.

[Speaker 3]: It’s not the end all.

[Speaker 5]: I’m looking no longer, but we’d like to get it done by that time if possible.

[Speaker 4]: Congress gearing up for the big beautiful weekend. Lots of moving parts, breaking developments. Senate Republicans now promising a vote before work starts Monday, and a new report says that negotiations on the state local tax deduction cap are making progress.

[Speaker 4]: The senate parliamentarians striking down key provisions like the it’s not Medicaid cuts. It was a cap on provider taxes that states use to siphon money off the federal government.

[Speaker 4]: It’s basically like money laundering. The senate was trying to stop it. The parliamentarian gets in the middle and says, no. And then she also tried to stop the senate from banning Medicaid benefits handed out to illegal migrants, and they didn’t even ban them.

[Speaker 4]: Who wants this? The senate didn’t even ban them. All they wanted to do was reduce the amount of federal funding

[Pomp]: Right.

[Speaker 4]: That went to states that offered Medicaid benefits to illegals. This is all related to money and spending and taxation, and this clearly partisan bureaucrat gets in the middle of it.

[Pomp]: I think what we’re starting to see is just, we’re watching it play out with all of the nuances. You know, 1 of the things that, most of my friends who went to go work at Doge said is, look, we went in, we could easily find where there was all this waste, abuse, fraud, who need to be fired, who didn’t.

[Pomp]: If you just looked at it like a business, we can make a lot of cuts and really drastically change this. And we kept getting told you can’t do this because of rule 72.3, you know, section a. And they’re like, the heck is that?

[Pomp]: It was some random bureaucratic rule. And so I think we’re seeing the same thing play out here where people have kind of common sense and they say, well, let’s go do the common sense thing. But instead, there’s either somebody who’s an unelected official or somebody who’s able to step in and basically play, you know, gotcha with all of these different rules.

[Pomp]: And so I think the biggest takeaway from all of this is we should really simplify the rules so that people can do the right thing, not simply just have to operate within this bureaucratic organization. Well, what doesn’t make sense to me, and

[Speaker 3]: I think this is what you were alluding to, Degan, is I thought reconciliation is supposed to apply to things that have significant effects on revenue or spending. It’s got to have a significant fiscal impact.

[Speaker 3]: Right? So I do not understand why the parliamentarian would say that Medicare eligibility for immigrants who are not citizens and the spending on that does not count for fiscal impact.

[Speaker 3]: Obviously, it does. Same for Medicaid. Same for CHIP. All of these have financial impacts. So, like, if if the if the law was everybody’s gotta change their boy’s name to Bill, that has no fiscal impact.

[Speaker 3]: But if the the law is money we spend, and I’m talking about tens of billions, maybe hundreds of billions of dollars when it comes to Medicare, Medicaid, CHIP for illegal immigrants, that’s fiscal.

[Speaker 3]: Why in the world does a parliamentarian get to rule against that? And then what they say, well, we’re gonna fix it. So we’re gonna rewrite the thing a little bit. And my understanding is a lot of that turns out to be how they extend out the time frame over which these things get repealed.

[Speaker 3]: What difference does it make? Why is that a rule? It’s incomprehensible to the average person who would just like to not spend taxpayer money on illegal immigrants to get health care.

[Speaker 2]: Stephen Moore, unleash prosperity highlight hotline makes a good case. Senate Republicans could have replaced her at the beginning of the year, and they didn’t.

[Speaker 2]: And now she is the most powerful person in Washington, wreaking havoc on the big beautiful tax reconciliation bill as Stephen Moore is calling it. There’s been $2,000,000,000,000 in budget savings and reforms alone in the last few weeks where she’s ruled that they can now only be passed by a 60 vote Senate supermajority, all of the ones that we’ve listed here.

[Speaker 2]: So look. I will only do not like this either, but I will say Larry Kudlow on Wednesday said, she’s fine. We’ll find a way. Don’t worry too much about it, except that what, Steve Moore is saying is that this means that budget deficit will be higher for years to come.

[Pomp]: Right.

[Speaker 2]: And Democrats are now applauding this. The Chip Chip Roy

[Speaker 4]: said yesterday, congressman, who is a fiscal hawk among hawks, said that he thinks that the senate is hiding behind the parliamentarian Right. Because they don’t wanna cut They don’t wanna cut any of this.

[Speaker 4]: And she’s she’s letting them off easy. They’re like, oh, we’re gonna get so tough on these provider taxes.

[Speaker 1]: Okay. I get it now. Yeah. So she’s appointed by the majority leader. She’s not supposed to be really political. She’s supposed to be looking at it procedurally as Brian is pointing out. That you’ve got GOP members that want her fired and are calling for that now, like Tupperville, for example, because

[Speaker 3]: Yeah.

[Speaker 1]: You’ve got the the folks who are trying to push their not so GOP agenda, and she is cloaking for it. That’s interesting. I also just wanna point out that a $9,400,000,000, and I know it seems like a drop in the bucket, but it’s not a total, you know, waste of of breath and energy rescission package

[Pomp]: Yeah.

[Speaker 1]: Past the house. The senate now has an opportunity, to pass that as well. These are you know, will be cuts to things like taxpayer funding for public broadcasting, which some people have a big problem with.

[Speaker 1]: So as we’re dealing with the big beautiful bill, there are some spending cuts that are trying to be made at the same time.

[Speaker 3]: Every 10,000,000,000 counts, Jackie.

[Speaker 1]: Listen. To me, every nickel counts. But,

[Speaker 4]: on the state and local tax deduction, what has been cobbled together by Republicans is entirely drop new limits on the pass through businesses, state and local tax deductions as part of this pending deal.

[Speaker 4]: It it would have raised about $40,000,000,000, but apparently, secretary of treasury Scott Bessner is briefing the senate Republicans right now on it.

[Speaker 4]: This is all from Punch Bowl and Laura Weiss. I highly recommend all of

[Speaker 3]: Laura Weiss. Blue state businesses have would have no cap on their state and local deductions

[Speaker 4]: Pass gross. Yeah.

[Speaker 3]: In this new idea. That’s interesting.

[Speaker 4]: Yep. It is interesting. Rather than rewarding the rich, you’re

[Speaker 3]: Well, you just wonder if that’s where the big pressure was coming from then on some of these congressmen, the small businesses. Okay.

[Speaker 4]: We shall see.

[Pomp]: We shall see.

[Speaker 4]: Let’s get it done. Coming up, Pompliano, that’s mister Pompliano, just made a huge bet on Bitcoin. We’ll tell you all about it when we return.

[Speaker 2]: Not a surprise, at least on this set, the Pomp is a Bitcoin believer. We will sometimes sometimes maybe even call him a bull. Anthony’s company, ProCap BTC, just made a huge bet on Bitcoin, and a possible IPO is to come.

[Speaker 2]: Explain. Do tell.

[Pomp]: Yeah. We’ve got a private company that entered into a transaction or proposed Bitcoin or business combination with Columbus Circle, which is a SPAC that’s publicly traded. And the whole idea is that we wanna set up a Bitcoin treasury company that’s gonna hold Bitcoin in the public markets.

[Pomp]: And then over time, we will build a Bitcoin native financial services firm on top of that pile of Bitcoin. We were fortunate to raise $750,000,000 approximately, and we took some of that capital already and bought over $500,000,000 of Bitcoin in the private company.

[Pomp]: And as we get towards that business combination, we’ll we’ll bring it public and then go build the company from there.

[Speaker 3]: Okay. So you got me thinking of strategy. You got me thinking of GameStop. Right? Buy a bunch of Bitcoin. You’re you’re a treasury. You hold it. Every time I see those stories, I think, what’s the differentiator here?

[Speaker 3]: Are you are you literally just gonna hold the Bitcoin and bet on the value of the asset, or are you gonna unlock the value of the asset in some creative ways? So I guess that’s my question to you. If you become a treasury for this stuff, do you then become a lender?

[Speaker 3]: Do you become a custodian? What do you what do you do to not just be another guy who holds a bunch of Bitcoin?

[Pomp]: I think this is the most important question. So what you’re starting to see is I think Strategy was the pioneer. They’re the category creator, and they’re gonna be the category winner in holding Bitcoin. And they’ve already come out and said they don’t wanna lend it.

[Pomp]: They don’t wanna do anything with it. They simply wanna hold it and create the largest pile of Bitcoin in the publicly traded market. So consider them the winner there. Somebody like GameStop or other companies, they have other businesses.

[Pomp]: Right? They still operate the regular business. They put Bitcoin on their balance sheet. So their differentiation point is what they’re doing in that normal business before they bought the Bitcoin. What we’re trying to do is build a traditional financial services firm, but rather than have it based on dollars, we wanna make it based on Bitcoin.

[Pomp]: So if you think of any financial service firm on Wall Street, they have a bunch of different lines of business. They have different products and services that they offer, but it’s all on top of a dollar denominated balance sheet. So they’ve got a balance sheet full of dollars and they go and they try to get more dollars by offering those products and services.

[Pomp]: We wanna do the same thing, but I don’t want the dollars. The dollars are gonna depreciate over time. Leave that for somebody else. I want the Bitcoin. And so what we started with is we bought Bitcoin, put it on the balance sheet, and then over time, we wanna go build products and services on top of that that help us get more Bitcoin.

[Pomp]: And we live in this kind of Bitcoin denominated world for this specific company rather than worrying about what the dollars are. Let leave that stuff for Wall Street, we’ll go do the Bitcoin thing.

[Speaker 2]: I have a little bit of a curveball weighing on the impact on Bitcoin, and, Degan, weigh in on the impact on the dollar. Trump’s out with the true social saying we are terminating all discussions on trade with Canada effective immediately.

[Speaker 2]: I’ll be letting Canada know the tariff that they will be paying to do business with us in the next 7 day period. Canada has just announced that they’re putting a digital services tax on American technology companies, which is a direct and blatant attack.

[Speaker 2]: So does that then sort of reinforce the idea of I don’t know. Is it related to Bitcoin? Do you then just go around this and say with all the tensions, I want something that doesn’t erode the purchasing power?

[Pomp]: Well, think what you’re seeing is just people around the world, whether they’re in America or in other countries, they’re just simply saying there’s way more uncertainty, chaos, and frankly stupidity going on in the world. And so what I want is I want something that I can buy, that I can hold, that isn’t relying on the government.

[Pomp]: And so gold has served this purpose for thousands of years. It’s sound money. It’s outside of the system, and no one can create more of it. Now there’s just a digital version of that in Bitcoin. And so naturally, myself and many of my friends, we simply say, I don’t want to hold an asset that the government can debase, that it can censor, that it can seize, etcetera.

[Pomp]: I wanna hold something that has these sound money principles, but I also don’t wanna do it in a physical form. I wanna do it in the digital world in which my life exists, and so Bitcoin has really risen to that. And so the more you see these disagreements on geopolitical standpoint, I think that just drives adoption of Bitcoin for people on both sides of the border, both in Canada and The United States.

[Speaker 4]: But if they’re so anti government, I don’t know why people who own and trade crypto need a Fannie Mae or a Freddie Mac government backing on their mortgage. Because head of the Federal Housing Finance Agency, Polty said that, yesterday ordered Fannie Mae and Freddie Mac to prepare their businesses to count cryptocurrencies as assets for a mortgage.

[Speaker 4]: And it certainly legitimizes all cryptocurrencies, but you’re in essence 1, it’s gonna force Fannie and Freddie to figure out a way to short crypto because it’s now a risk, which don’t get me started on that, but it legitimize it you are putting the taxpayer on the line and giving people lower mortgage rates and backing their backed by taxpayers, but you are lending money based on an alternative asset.

[Speaker 4]: And I can tell you that nonliquid assets like artwork are not counted toward your reserves when you go to get a Fannie or Freddie mortgage. So if you got so much crypto, go get your own private mortgage.

[Speaker 4]: Why does the taxpayer The US taxpayer now have to be on the hook for it, and you’re gonna drive up housing prices even more.

[Pomp]: The The US taxpayers got more problem relying on the US dollar. If you look at somebody like Larry Fink, you know, over at BlackRock, he says that Bitcoin is the sign of safety, that he sees that when people go and they buy Bitcoin, they’re flying to safety.

[Pomp]: And so, you know, if you think about when you’re underwriting these mortgages, if I sit and you have a bunch of dollars there, well, you leave those dollars there for the next 10 years, actually, the collateral or the thing that I’m underwriting is losing value every single year, but I don’t go and I update that mortgage.

[Pomp]: And so there’s a lot of risk with people who just are simply holding dollars or treasuries. Instead of looking at something like Bitcoin, that value will actually increase. And that’s why you see CEOs like Newmark that are coming out and they’re saying, wait a second. There might be some interesting things we can do with real estate and Bitcoin, will actually lead to more collateralization, lower interest rate

[Speaker 2]: and

[Speaker 4]: money. About a wildly speculative asset class as if it’s never gonna fall, and I’ve heard that song before. And it is a funeral dirge when it does collapse.

[Speaker 2]: This is a fun debate. I know that we’re gonna continue. I just wanna point out we’re seeing dollar extending the gains, some strength relative to Canadian dollar weakness on that big news, and the equity market’s well off the highs of the session.

[Speaker 2]: We were at a $61.80 on the S and P. 61 60 is where we are now. So record highs, but a little bit, coming down off that high after that tariff announcement, terminating, discussions with Canada.

[Speaker 2]: We’re gonna have much more on that coming up after this.

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[Speaker 1]: Stocks are pulling back today a little bit as president Trump ends all US trade talks with Canada over digital services taxes. He is not only ending the talks, but has threatened to potentially impose a tariff on them unilaterally, I guess, as some measure of retaliation.

[Speaker 1]: Having said that, we have seen this party before. When the countries don’t negotiate the way that he wants them to, sometimes he will do something like this to just give them that little nudge that they need.

[Speaker 1]: Who wants it?

[Speaker 3]: Well, I just a little bit of the background on this. So you had this digital services tax, and that’s where the president said, want a revenge tax If you’re gonna tax our companies Yeah. You’re gonna get this section 8 99 revenge tax.

[Speaker 3]: Then treasury secretary Scott Besson just the other day said, we’re not gonna be doing that tax. After all, there was sort of a g 7 agreement about it. So it seemed like they resolved the underlying issue or we’re we were going to have resolution.

[Speaker 3]: And now apparently, Canada’s saying, no. Actually, we’re still gonna do the digital services tax. And the president’s like, well, then forget about you. All bets are off. We’re sending you the bill for the the tariff.

[Speaker 3]: Mhmm. Now that might put it back on the table for Canada, but even Canadian businesses don’t like this because they know it’s gonna make everything they do from a digital standpoint more expensive in Canada.

[Speaker 3]: So maybe there is a negotiation that can be had on this. Mhmm.

[Speaker 2]: I would say from a market perspective, maybe we’re just used to so much volatility. This feels relatively benign. For now. Let’s see. I mean, you still have a record on the S and P.

[Speaker 2]: $61.45 is the level. We’re at 61 60, so you’re still 18 points or so above a record. You’ve dollar strength relative to Canadian dollar weakness, which is a classic sign of who’s in charge, Jackie, which is king dollar.

[Speaker 2]: Yeah. Absolutely. So we’ll see.

[Speaker 4]: What about go ahead. Just quickly. Last Saturday, The United States Of America bombed Iran’s nuclear facilities, And we’re ending the week at or near record highs on the market, and crude oil is sitting at a very tasty $65 a barrel.

[Speaker 4]: I I how long ago was it? Oh, it’s gonna be $200 a barrel Mhmm. If we ever bomb Iran.

[Speaker 1]: It’s not. I know. And you’ve got Fed board members that have changed their tune a little. Maybe that means the big guy will change his tune a little. What do you think?

[Pomp]: I just think that the Fed should cut interest rates. I think that it’s very political, and it almost doesn’t matter because the investor psychology in the market is buy, buy, buy. Mhmm. And you’re gonna keep seeing all these asset prices go up until something materially changes.

[Pomp]: We’re past all the tariff fears. Mhmm. Let’s see what the next thing they invent to be fearful of, but, I would just never bet against America, and asset prices are just gonna keep going up into the right.

[Speaker 1]: Can we get the board of how much, the Dow and the Nasdaq and the S and P are up for the week? Wait. It was more than 3%. It’s it’s massive. The board. So to come off our highs on the Dow, for example, which is just up right there, at 368, it was 5 in the high fives.

[Speaker 1]: I would say

[Speaker 4]: I would say some of that is lower energy prices in the future because there’s such a glut of inventory Mhmm. On the market globally, lower oil.

[Speaker 1]: There they are. Well and they’re down up up almost 4% on the week. S and P 500, 3%, 3.4% on the Nasdaq. Charles Payne.

Annex A

IMPORTANT LEGAL INFORMATION

ProCap Financial, Inc., a Delaware corporation (“ProCap Financial”) and Columbus Circle Capital Corp I, a Cayman Islands exempt company (“CCCM”) intend to file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of CCCM and a prospectus (the “Proxy Statement/Prospectus”) in connection with (i) a proposed business combination, to be effected subject to and in accordance with the terms of certain business combination agreement dated as of June 23, 2025 (as may be modified, amended or supplemented from time to time, the “Business Combination Agreement”), by and among ProCap Financial, CCCM, Crius SPAC Merger Sub, Inc., a Delaware corporation, Crius Merger Sub, LLC, a Delaware limited liability company, ProCap BTC, LLC, a Delaware limited liability company (“ProCap BTC”), and Inflection Points Inc, d/b/a Professional Capital Management, a Delaware corporation (collectively with all of the related actions and transactions contemplated by such agreement, the “Business Combination”), (ii) a private placement of non-voting preferred units (“ProCap BTC Preferred Units”) of ProCap BTC to certain “qualified institutional buyers” as defined in Rule 144A of the Securities Act of 1933, as amended (the “Securities Act”), or institutional “accredited investors” (as defined in Rule 506 of Regulation D)(such investors, “qualifying institutional investors”)(the “Preferred Equity Investment”) pursuant to preferred equity subscription agreements, and (iii) commitments by qualifying institutional investors to purchase convertible notes (“Convertible Notes”) issuable in connection with the Closing by ProCap Financial (the “Convertible Note Offering” and, together with the Preferred Equity Investment and the Business Combination, the “Proposed Transactions”) pursuant to convertible notes subscription agreements. The definitive proxy statement and other relevant documents will be mailed to shareholders of CCCM as of a record date to be established for voting on the Proposed Transactions and other matters as described in the Proxy Statement/Prospectus. CCCM and/or ProCap Financial will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF CCCM AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH CCCM’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CCCM, PROCAP BTC, PROCAP FINANCIAL AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by CCCM and ProCap Financial, without charge, once available, on the SEC’s website at www.sec.gov, or by directing a request to: Columbus Circle Capital Corp. I, 3 Columbus Circle, 24th Floor, New York, NY 10019; e-mail: IR@ColumbusCircleCap.com, or upon written request to ProCap Financial Inc. at 600 Lexington Ave., Floor 2, New York, NY 10022, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The offer and sale of the Convertible Notes to be issued by ProCap Financial pursuant to the Convertible Note Offering and the offer and sale of the ProCap BTC Preferred Units in the Preferred Equity Investment, in connection with the Proposed Transactions, has not been registered under the Securities Act of 1933, as amended (the “Securities Act”) and such securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in Solicitation

CCCM, ProCap BTC, ProCap Financial and their respective directors, executive officers, certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from CCCM’s shareholders in connection with the Proposed Transactions. A list of the names of such persons, and information regarding their interests in the Proposed Transactions and their ownership of CCCM’s securities are, or will be, contained in CCCM’s filings with the SEC, including the final prospectus for CCCM’s initial public offering filed with the SEC on May 19, 2025 (the “IPO Prospectus”). Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of CCCM’s shareholders in connection with the Proposed Transactions, including the names and interests of ProCap BTC’s and ProCap Financial’s respective directors or managers and executive officers, will be set forth in the Registration Statement and Proxy Statement/Prospectus, which is expected to be filed by ProCap Financial and CCCM with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication and the information contained herein is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of CCCM, ProCap BTC or ProCap Financial, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions involving ProCap Financial, ProCap BTC, and CCCM, including expectations, hopes, beliefs, intentions, plans , prospects, financial results or strategies regarding ProCap BTC, ProCap Financial, CCCM and the Proposed Transactions, statements regarding the anticipated benefits and timing of the completion of the Proposed Transactions, the assets that may be held by ProCap BTC and ProCap Financial and the value thereof, the price and volatility of bitcoin, bitcoin’s growing prominence as a digital asset and as the foundation of a new financial system, ProCap Financial’s listing on any securities exchange, the macro and political conditions surrounding bitcoin, the planned business strategy including ProCap Financial’s ability to develop a corporate architecture capable of supporting financial products built with and on bitcoin including native lending models, capital market instruments, and future innovations that will replace legacy financial tools with bitcoin-aligned alternatives, plans and use of proceeds, objectives of management for future operations of ProCap Financial, the upside potential and opportunity for investors, ProCap Financial’s plan for value creation and strategic advantages, market size and growth opportunities, regulatory conditions, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Transactions, the satisfaction of closing conditions to the Proposed Transactions and the level of redemptions of CCCM’s public shareholders, and ProCap Financial’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: the risk that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of CCCM’s securities; the risk that the Proposed Transactions may not be completed by CCCM’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Proposed Transactions, including the approval of CCCM’s shareholders; failure to realize the anticipated benefits of the Proposed Transactions; the level of redemptions of the CCCM’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of CCCM or the shares of common stock, par value $0.0001 per share, of ProCap Financial (“Pubco Common Stock”) to be listed in connection with the Proposed Transactions; the insufficiency of the third-party fairness opinion for the board of directors of CCCM in determining whether or not to pursue the Proposed Transactions; the failure of ProCap Financial to obtain or maintain the listing of its securities on any securities exchange after closing of the Proposed Transactions; risks associated with CCCM, ProCap BTC and ProCap Financial’s ability to consummate the Proposed Transactions timely or at all, including in connection with potential regulatory delays or impediments, changes in bitcoin prices or for other reasons; costs related to the Proposed Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to ProCap Financial’s anticipated operations and business, including the highly volatile nature of the price of bitcoin; the risk that ProCap Financial’s stock price will be highly correlated to the price of bitcoin and the price of bitcoin may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; asset security and risks associated with CCCM, ProCap BTC and ProCap Financial’s ability to consummate the Proposed Transactions timely or at all, including in connection with potential regulatory delays or impediments, changes in bitcoin prices or for other reasons; risks related to increased competition in the industries in which ProCap Financial will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding bitcoin; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks related to the ability of ProCap BTC and ProCap Financial to execute their business plans; the risks that launching and growing ProCap Financial’s bitcoin treasury advisory and services in digital marketing and strategy could be difficult; challenges in implementing ProCap Financial’s business plan, due to operational challenges, significant competition and regulation; risks associated with the possibility of ProCap Financial being considered to be a “shell company” by any stock exchange on which ProCap Financial’s common stock will be listed or by the SEC, which may impact ProCap Financial’s ability to list Pubco Common Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, which could impact materially the time, cost and ability of ProCap Financial to raise capital after the closing; the outcome of any potential legal proceedings that may be instituted against ProCap Financial, ProCap BTC, CCCM or others in connection with or following announcement of the Proposed Transactions, and those risk factors discussed in documents that ProCap Financial and/or CCCM filed, or that will be filed, with the SEC, including as will be set forth in the Registration Statement to be filed with the SEC in connection with the Proposed Transactions.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the IPO Prospectus, CCCM’s Quarterly Reports on Form 10-Q and CCCM’s Annual Reports on Form 10-K that will be filed by CCCM from time to time, the Registration Statement that will be filed by ProCap Financial and CCCM and the Proxy Statement/Prospectus contained therein, and other documents that have been or will be filed by CCCM and ProCap Financial from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither CCCM nor ProCap Financial presently know or that CCCM and ProCap Financial currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and each of CCCM, ProCap BTC, and ProCap Financial assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither CCCM, ProCap BTC, nor ProCap Financial gives any assurance that any of CCCM, ProCap BTC or ProCap Financial will achieve their respective expectations. The inclusion of any statement in this communication does not constitute an admission by CCCM, ProCap BTC or ProCap Financial or any other person that the events or circumstances described in such statement are material.

Media Contacts

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Dan Nash

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